UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-38235

NaaS Technology Inc.

(Registrant’s Name)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change to Chairperson of the Audit Committee

This current report on Form 6-K was filed in connection with the change to the composition of the audit committee of the board of directors (the “Board”) of NaaS Technology Inc. (the “Company”). Mr. Wei Zhang (“Mr. Zhang”) has resigned as the chairperson of the audit committee of the Company for personal reasons, effective July 29, 2026. Mr. Zhang will continue to serve as an independent director of the Company and as a member of the audit committee. The resignation of Mr. Zhang as chairperson of the audit committee was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

The Board has appointed Mr. Xiaoli Liu (“Mr. Liu”), an existing independent director of the Company and a member of the audit committee, to serve as the chairperson of the audit committee of the Company, effective July 29, 2026.

The Board has previously determined that Mr. Liu is independent, pursuant to the definition of independence under Rule 5605(a)(2) of the Nasdaq Listing Rules, based on an evaluation of the relationships between the Company and Mr. Liu. The Board has further determined that Mr. Liu qualifies as an “audit committee financial expert” under Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended, and satisfies the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Listing Rules, based on his education, experience, and professional background.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Steven Sim
Name	:	Steven Sim
Title	:	Chief Financial Officer

Date: July 29, 2026

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